Exhibit 99.6

IMPERIAL CHEMICAL INDUSTRIES PLC – ANNUAL REPORT AND ACCOUNTS 2005

Pursuant to Listing Rule 9.6.3, copies of the ICI Annual Report and Accounts 2005, ICI Annual Review 2005, Notice of Annual General Meeting and Form of Proxy have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority’s Document Viewing Facility which is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

Tel no. (0) 20 767 1000

Copies of the Annual Report and Accounts 2005, Annual Review 2005 and Notice of Annual General Meeting are available for inspection on the Company website at www.ici.com.

14 March 2006